Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

Attn: Min S. Oh

100 F Street, NE Washington D.C. 20549

RE:	Principal Life Insurance Company
Principal® Strategic Outcomes Index-Linked
Deferred Annuity
File No: 333-267959
Fourth Pre-Effective Amendment to
Registration Statement on Form S-1

Dear Mr. Oh:

This letter responds, on behalf of the Registrant, Principal Life Insurance Company (the “Company” and “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the registration statement on Form S-1 filed by Registrant, which comments you communicated to me by telephone on April 17th and 19th, 2023. Registrant filed the registration with the Commission on October 20, 2022, pursuant to the Securities Act of 1933, and made the Correspondence Filing on April 10, 2023. Registrant will make changes in response to Staff comments as described below in a pre-effective amendment that will be filed with the Commission pursuant to Rule 472 under the Securities Act (Pre-effective Amendment No. Four). Those comments and Registrant’s responses to them are set forth below.

Comment 1. (Recent Comment 11). In 2. SUMMARY – Q2 and elsewhere, do not use the term “uncapped Cap Rate.”

Response to Comment 1. In the above-referenced Q&A and elsewhere in the prospectus, Registrant has added the following and similar disclosures:

“If we do not declare a Cap Rate for a particular Segment Option and Segment Term, the Segment Option will not have a maximum limit on positive Index performance for that Segment Term.”

Comment 2. In the far left column of the table in 2. SUMMARY – Q3, please add the applicable crediting method in each row of the table.

Response to Comment 2. Registrant has made the requested additions.

Comment 3. In the third sentence of the third bullet point in 2. SUMMARY – Q9, please delete everything after “assumes there are not Surrenders…..”

Response to Comment 3. In order to make the sentence technically correct, Registrant also had to delete the following from the sentence: “and assumes there are no Surrenders.” The sentence now reads as follows:

“The Segment Interim Value is applicable on any day before the end of the Segment Term.”

Comment 4. In the first paragraph of 2. SUMMARY – Q11, be clear about when Registrant is discussing discontinuance of an Index as to whether the sentence is referring to the middle of a Segment Term or the end of a Segment Term. Also, in the same paragraph, indicate in what circumstances an Index would be discontinued only for factors beyond the Company’s control.

Response to Comment 4. Registrant has revised the third and fourth sentences of that paragraph to read as follows:

“The Company could discontinue an Index in the middle or at the end of a Segment Term due to factors such as the Index being discontinued by the Index provider or an unexpected increase in the cost to hedge obligations under the Contract. The Company will not discontinue an Index in the middle of a Segment Term unless it is due to factors beyond the Company’s control, which could include market factors.”

Comment 5. Modify the last sentence of the last paragraph of 2. SUMMARY – Q11 to read as follows: “In the future, there may not be a Floor-based Index-Linked Segment Option.”

Response to Comment 5. Registrant has made the requested revisions.

Comment 6. (Recent Comment 21) Please copy and paste the following sentence from 2. SUMMARY – Q13 to 10. CONTRACT VALUES - Bond Adjustment: “Generally, if interest rates have increased since the beginning of the current Bond Adjustment period, the Bond Adjustment will reduce the Surrender amount, and if interest rates have decreased since the beginning of the current Bond Adjustment period, the Bond Adjustment will increase the Surrender amount.”

Response to Comment 6. Registrant has made the requested revision.

Comment 7. (Recent Comment 23) In the second-to-last paragraph of 2. SUMMARY – Q18, please provide a range of what the interest rate could be.

Response to Comment 7. Registrant has added the following sentence to the paragraph: “Generally, the interest rate could range from 0.00% to 8.00%.”

Comment 8. In the second bullet point after the Surrender Charge Table in 5. FEES AND CHARGES - Deferred Sales Load (“Surrender Charge”), explain that the Crediting Base is the same as the Premium Payment amount because there have been no prior Surrenders.

Response to Comment 8. Registrant has added the following at the end of that bullet point: “(which is the same as the Premium Payment amount because there have been no prior Surrenders or Segment Credits)”

Comment 9. In the next bullet point, note parenthetically that it assumes there is no adjustment for investment experience up to the point of the withdrawal.

•	Response to Comment 9. Registrant has added the following at the end of that bullet point: “(which assumes there is no adjustment for Index performance up to the partial withdrawal).”

Comment 10. With regard to the three bullet points that immediately follow the bullet point referenced in Comment 9, please make those three bullet points sub bullets to the bullet point referenced in Comment 9.

Response to Comment 10. Registrant has made the requested revisions.

Comment 11. In the last of the three (now) sub bullets referenced in Comment 10, instead of solely laying out the formula, please provide a narrative description about the assumption that there is no Equity Adjustment and no prior withdrawals that could affect the Crediting Base differently than the Accumulated Value and that, for these reasons, the Accumulated Value prior to the withdrawal equals the Crediting Base.

Response to Comment 11. Registrant has revised the third sub bullet point to read as follows:

“The example assumes the Equity Adjustment is 0% and that there have been no prior Surrenders or Segment Credits that could affect the Crediting Base differently than the Accumulated Value. For this reason, the Accumulated Value prior to the withdrawal equals the Crediting Base in this example.”

Comment 12. In footnote 2 under the table in the Surrender Charge Example in 5. FEES AND CHARGES - Deferred Sales Load (“Surrender Charge”), delete the beginning of the sentence about “purposes of providing a simplified example” and replace it with, “Under the simplified assumptions noted above….” Also, please note that “Crediting Base Surrendered” has the word “Surrendered” capitalized. Please consider making the beginning letter lower case.

Response to Comment 12. Registrant has revised the relevant parts of footnote 2 to read as follows:

“Under the simplified assumptions noted above, since the Crediting Base equals the Accumulated Value prior to the withdrawal, the portion of the Crediting Base surrendered is equal to the Withdrawal Amount. The portion of the Crediting Base surrendered would not be equal to the Withdrawal Amount if the Crediting Base did not equal the Accumulated Value prior to withdrawal.”

Comment 13. Please reconcile the reference of a 60-day free look period in 6. PURCHASING THE CONTRACT - Right to Examine the Contract (Free Look) with the state variations described in Appendix D. Within Appendix D, it doesn’t currently address a 60-day free look period. Also, add something in Section 6 about replacements.

Response to Comment 13. Registrant mistakenly included a free look period for a state in which the product will not, at least initially, be sold. Registrant revised that sentence in Sec. 6 to read as follows:

“The maximum duration of the free look period is 45 days in replacement scenarios (e.g., replacing an existing life insurance policy or annuity) in certain states, subject to changes in state law. If we exercise this right, the Premium Payment could be held in the Initial Holding Account up to a total of sixty-six (66) days. See Appendix D for state variations.”

Comment 14. In 7. FIXED SEGMENT OPTION MECHANICS, please disclose that Registrant will follow state nonforfeiture requirements.

Response to Comment 14. Registrant has added the following paragraph to Sec. 7:

“The Fixed Segment Option is subject to the Standard Nonforfeiture Law for Individual Deferred Annuities. The minimum value of the Fixed Segment Option on any Surrender will never be less than the minimum nonforfeiture amount. The minimum nonforfeiture amount equals eighty-seven and a half percent (87.5%) of any allocation to the Fixed Segment Option, plus interest credited daily at the non-forfeiture interest rate, less any partial withdrawals and transfers out of the Fixed Segment Option. The non-forfeiture interest rate used to calculate the minimum nonforfeiture amount is determined by us at issue according to the Standard Nonforfeiture Law for Individual Deferred Annuities.”

Comment 15. In the second paragraph of 8. INDEX-LINKED SEGMENT OPTION MECHANICS – Negative Adjustments to Crediting Base – Impact of Negative Adjustments, for the language Registrant modified, please change the language back and add the “dollar-for-dollar” language after the respective sentences in parentheticals or in a similar fashion.

Response to Comment 15. Registrant has revised those sentences to read as follows:

“If the Segment Interim Value is greater than the Crediting Base at the time of a withdrawal, the Crediting Base will be reduced by less than the withdrawal amount (i.e., on less than a dollar-for-dollar basis). If the Segment Interim Value is less than the Crediting Base at the time of a withdrawal, the Crediting Base will be reduced by a greater amount than the withdrawal amount (i.e., on more than a dollar-for-dollar basis).”

Comment 16. With regard to the first sentence of the paragraph that immediately follows the paragraph referenced in Comment 15 above, please confirm supplementally that the reduction is not proportional and, instead, is on a dollar for dollar basis.

Response to Comment 16. Registrant supplementally confirms that the reduction is on a dollar for dollar basis given the withdrawal occurs on the Segment End Date.

Comment 17. For the examples starting with Negative Adjustments to Crediting Base – Negative Segment Credits, please modify the captions to be more precise in describing the concepts each respective example is meant to demonstrate.

Response to Comment 17. Registrant has revised the captions to read as follows and Registrant also has added more information in the preambles for the examples to provide more color about each respective example:

Negative Adjustments to Crediting Base – Negative Segment Credits (End of Segment Term and No Surrenders)

Negative Adjustments to Crediting Base – Rate Enhancement Rider Fees (Middle of Segment Term and No Surrenders)

Negative Adjustments to Crediting Base – Partial Withdrawal at End of Segment Term (Dollar-for-Dollar Reduction to Crediting Base)

Negative Adjustments to Crediting Base – Partial Withdrawal in Middle of Segment Term (Proportional Reduction to the Crediting Base)

Negative Adjustments to Crediting Base – Required Minimum Distribution in Middle of Segment Term (Dollar-for-Dollar Reduction to Crediting Base)

Comment 18. In the first paragraph of the Negative Adjustments to Crediting Base – Required Minimum Distribution in Middle of Segment Term (Dollar-for-Dollar Reduction to Crediting Base) example, please change the footnote cross reference from footnote 9 to footnote 8.

Response to Comment 18. Registrant has made the requested revision.

Comment 19. Please delete examples 5 and 6 in 12. DEATH BENEFIT – Death Benefit and add narrative after examples 1 and 2 summarizing the concepts Registrant was meaning to demonstrate in examples 5 and 6.

Response to Comment 19. Registrant has deleted examples 5 and 6 and added the following sentences after examples 1 and 2, respectively.

After Example 1: “In this example, the age of the oldest Owner on the date the application was signed was 79 or younger. However, if the age of the oldest Owner on the date the application was signed was 80 or older, the Death Benefit would be $98,000 (which is lower than the Premium Payment) because the Death Benefit would be the Accumulated Value adjusted for the Bond Adjustment.”

After Example 2: “In this example, the age of the oldest Owner on the date the application was signed was 79 or younger. If the age of the oldest Owner on the date the application was signed was 80 or older, the Death Benefit would still be $101,000. The Death Benefit is the same regardless of the age on the date the application was signed because the Accumulated Value adjusted for the Bond Adjustment is greater than the Premium Payment.”

Comment 20. In 18. INFORMATION ABOUT THE COMPANY - Directors and Executive Officers Directors of the Company, please: clarify the distinction between the categories of public directorships; ensure consistency of categories of director information for all of the directors; and, for Michael T. Dan, start his Business Experience provision by indicating that he is currently retired.

Response to Comment 20. Registrant has made the requested revisions.

Comment 21. With regard to 18. INFORMATION ABOUT THE COMPANY - Securities Ownership of Certain Beneficial Owners and Management, please confirm supplementally that Registrant has included all information required under 17 C.F.R. § 229.403(b) for Registrant’s parent companies and Registrant’s subsidiaries.

Response to Comment 21. Registrant supplementally confirms that the disclosures in this subsection include all information required under 17 C.F.R. § 229.403(b) for Registrant’s parent companies and Registrant’s subsidiaries.

Comment 22. In the second sentence of the second paragraph of APPENDIX C, delete “with an uncapped Cap Rate.”

Response to Comment 22. Registrant has revised that sentence to read as follows:

“All the examples use a 6-year 10% Buffer Segment Option with a 110% Participation Rate and no declared Cap Rate.”

Comment 23. In the third paragraph of APPENDIX C, if the last bullet point only applies to one of the examples, please revise the bullet point to clarify on that point.

Response to Comment 23. Because the bullet point applies to each given example, Registrant has revised the bullet point to read as follows in order to further clarify the point:

“Since these examples use a 6-year Segment Option, the Months until Segment End Date and Months until the end of the current Bond Adjustment period will always equal each other for a given example.”

Comment 24. In APPENDIX C – Example Set 1, please evaluate whether the Change in Bond Adjustment Index Value is skewing what Registrant is meaning to demonstrate in the example set. If Registrant determines that it is not skewing the example, please confirm that conclusion supplementally.

Response to Comment 24. Following its evaluation of the issue, Registrant concluded that the Change in Bond Adjustment Index Value was not skewing the information Registrant was intending to demonstrate in the example set. However, Registrant has decided to have no change in the Bond Adjustment Index Value for the entire example set in order to avoid the appearance of any skewing.

Comment 25. With regard to the term Change in Bond Adjustment Index Value, in the preamble to the applicable examples please clarify in general terms what it means when Registrant says the Bond Adjustment Index Value increases (or decreases). Does it mean that interest rates have increased since the start of the Segment Term. Also, please clarify supplementally why a 25% increase in the Bond Adjustment Index Value results in a negative 2.53% Bond Adjustment percentage.

Response to Comment 25. Registrant has revised the preamble to Example Sets 2 and 3 (examples with a change in the Bond Adjustment Index Value) to provide such clarification.

Registrant supplementally provides the following calculations to show how a 25% increase in the Bond Adjustment Index Value results in a negative 2.53% Bond Adjustment percentage. The following is the formula for the Bond Adjustment: Cred Base * {[(1+ Index ValBeg) / (1+ Index ValCur)]Time Rem. – 1}. Below are the values associated with this example calculation:

•	Cred Base = $10,000

•	Index ValBeg = 0.02

•	Index ValCur = 0.025 (25% increase from the Index ValBeg, which is 0.02 * 1.25)

•	Time Rem = 5.25 (6 years minus 9 months, or 0.75 years)

$10,000 * {[(1+0.02) / (1+ 0.025)]5.25 – 1} = $10,000 * (-2.53%) = -$253.46

Comment 26. In footnote 1 after the table in Example Set 1, please reiterate that the Equity Adjustment is based on the expected value of the Index at the end of a Segment Term though the adjustment generally will be different than value of the Index at the time of the withdrawal. Also, please make this same revision for any footnotes in the prospectus that have the same reference.

Response to Comment 26. In footnote 1 of Example Set 1, Registrant has revised it to read as follows:

“The Equity Adjustment is the adjustment to the Crediting Base, expressed as a percentage, based on the change in the value of the hypothetical derivative assets which are designed to replicate credits provided by a Segment Option at the end of a Segment Term. The adjustment will generally be different than the Index performance at the time of withdrawal (since Segment Start Date).”

Registrant further states that it also has made this change for the other example sets in APPENDIX C as well as in other areas of the prospectus.

Comment 27. Example Set 2 shows all positive changes to the Bond Adjustment Index Value. Please create a new example set in which Registrant shows all negative changes to the Bond Adjustment Index Value.

Response to Comment 27. Registrant has created an Example Set 3 in which all of the changes to the Bond Adjustment Index Value are negative changes.

Please direct all comments and questions regarding this filing to the undersigned. Thank you for your assistance with this filing.

Sincerely,

/s/ Doug Hodgson
Doug Hodgson Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300 (515) 362-2384
Hodgson.Doug@principal.com